CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

[UMPQUA HOLDINGS CORPORATION LETTERHEAD]

June 23, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Gregory Dundas 100 F Street, NE
Mail Stop 4561
Washington, DC 20549

Dear Mr. Dundas:

This letter is being filed in response to comments received from the Staff of the Securities and Exchange Commission by letter dated June 10, 2009 with respect to the Form 10-K for the period ending December 31, 2008 (the “2008 10-K), the Form 8-K filed April 16, 2009 (the “April 8-K”) and the Form 10-Q/A filed May 7, 2009 (the “Q1 2009 10-Q”), each of which was filed by Umpqua Holdings Corporation (“we”, “us” or the “Company”). The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated in bold print for convenience.

1.     In light of the public float disclosed on the cover page, please tell us why the company is listed as a well-know seasoned issuer.

The calculation of public float on the cover page of the Form 10-K for the fiscal year ended December 31, 2008, erroneously included 17,935,454 non-affiliate shares as “affiliate” shares (the “13G Shares”).

At the time of filing, four institutional investors who had submitted Schedule 13G filings to the SEC in January and February 2008 held the 13G Shares. After we updated their previously disclosed holdings to June 30, 2008 totals, we subtracted the 13G Shares from our shares outstanding to calculate the aggregate market value held by non-affiliates at June 30, 2008, as indicated in the table below.

ORIGINAL DISCLOSURE
June 30, 2008 Shares Outstanding	60,087,850
Shares held by affiliates	(1,131,655)
Shares held by non-affiliates	58,956,195
Shares erroneously included as affiliate shares (13G filers)	(17,935,454)
Shares used to calculate 10-K cover page float	41,020,741
June 30, 2008 closing common stock price	$12.13
Disclosed market value held by non-affiliates at June 30, 2008	$497,581,588

RECONCILIATION
June 30, 2008 Shares Outstanding	60,087,850
Shares held by affiliates	(1,131,655)
Shares held by non-affiliates	58,956,195
June 30, 2008 closing common stock price	$12.13
Actual market value held by non-affiliates at June 30, 2008	$715,138,645

SEC00001

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

We believe the reconciliation presented in the above table presents the actual aggregate market value held by non-affiliates at June 30, 2008. None of the four investors holding 13G Shares is or was an affiliate of the company. Contrary to the statement on the cover page of the Form 10-K, we do not automatically deem 5% holders as affiliates; rather, we look at indicia of “control” in determining affiliate status. In the case of the four investors erroneously included as affiliates:

  each investor filed a Schedule 13G (rather than Schedule 13D) and certified that the securities referred to in their filings were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect;

  none of the investors had or has any board representation; and

  none of the filers sought or seek to exert influence over management.

In future filings we will remove the reference to 5% holders as affiliates.

Further, as set forth in the definition of well-known seasoned issuer (“WKSI”) under Rule 405 of the General Rules and Regulations promulgated under the Securities Act of 1933 (the “Act”), we based our most recent determination of WKSI status on a determination date within 60 days of February 27, 2009, which was the filing date of our Form 10-K and served as the most recent amendment to our shelf registration (incorporating the Form 10-K by reference) for purposes of complying with Section 10(a)(3) of the Act. We filed our most recent shelf registration statement on December 8, 2008, prior to filing the Form 10-K.

The table below sets forth our most recent determination of WKSI status (as of a date within 60 calendar days prior to filing the Form 10-K):

MOST RECENT DETERMINATION OF WKSI STATUS
January 2, 2009 Shares Outstanding	60,146,944
Shares held by affiliates	(1,131,655)
Shares held by non-affiliates	58,956,195
January 2, 2009 closing common stock price	$14.36
Disclosed market value held by non-affiliates at June 30, 2008	$846,610,960

The worldwide market value of our outstanding voting common equity was in excess of the $700 million threshold. In addition, we met and continue to meet the requirements of General Instruction I.A. of Form S-3 and are not an “ineligible issuer,” “asset-backed issuer,” investment company registered under the Investment Company Act of 1940 or a business development company as defined in the Investment Company Act of 1940.

SEC00002

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

2.     We note disclosure that during the year ended December 31, 2008, you recognized losses on the sale of other real estate owned of $3.2 million and valuation adjustments of $5.1 million. We also note that during the quarter ended March 31, 2009, you recognized additional losses of $688 thousand and valuation adjustments of $1.6 million. Taken into consideration your other real estate owned accounting policy footnote on page 76, please tell us and revise your future filings beginning with your form 10-Q for the period ended June 30, 2009 to disclose the reasons for the increases in the valuation adjustments recorded in each period and the corresponding types of and amount of loans and related collateral for which these valuation adjustments were recorded. Additionally, please tell us how these amounts were determined (e.g. updated appraisal, internal valuation, etc.), the typical timing surrounding when these loans become other real estate owned to requiring additional valuation adjustments, and any other information you deem necessary for a complete understanding.

We acknowledge the Staff’s comment and confirm that the Company will include the requested disclosure in its future filings.

Upon acquisition of real estate collateral, typically through the foreclosure process, we promptly begin to market the property for sale. If we do not begin to receive offers or indications of interest we will analyze the price and review market conditions to assess whether a lower price reflects the market value of the property and would enable us to sell the property. In addition, we update appraisals on OREO property six to nine months after the most recent appraisal. Increases in valuation adjustments recorded in a period are primarily based on i) updated appraisals received during the period, or ii) management's authorization to reduce the selling price of the property during the period. Unless a current appraisal is available, an appraisal will be ordered prior to a loan moving to OREO. The appraisal is utilized as the starting point for analysis with estimated selling costs then deducted to arrive at the net realizable value. The lower of the net realizable value or the loan book value is used in recording the OREO.

  During the first quarter of 2008, no valuation adjustments were made.

  During the second quarter of 2008, three properties were adjusted.

The first, a 2.39 acre undeveloped parcel, originally collateral for a residential development loan, was placed in OREO at $495,867 in March 2008 based on the book value of the loan. A January 2008 quick sale appraisal valued the property at $645,000. No offers were received and management authorized a reduction in the asking price to $450,000 in the second quarter to facilitate marketing and sale of the property. After estimating 10% for selling and closing costs for the property the net realizable value was $405,000. A $90,867 valuation adjustment was recognized.

The second, a 1.8 acre undeveloped parcel, originally collateral for a residential development loan, was placed in OREO at $266,250 in November 2007 based on the book value of the loan. An August 2007 appraisal valued the property at

SEC00003

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

$350,000. We received one offer that ultimately fell out and management authorized a reduction in the asking price to $250,000 in the second quarter to facilitate marketing and sale of the property. After estimating 10% for selling and closing costs for the property, the net realizable value was $225,000. A $41,250 valuation adjustment was recognized.

The third, an 11.7 acre undeveloped parcel, originally collateral for a 40 lot residential development loan, was placed in OREO at $2.5 million in December 2007 based on a $3.0 million appraised value from a December 2007 appraisal. The property was marketed actively including a sealed bid auction. Offers ranged from $1.0 to $1.2 million. Based on market interest and offers during the quarter, management's estimate of net realizable value was $1.0 million. A $1.5 million valuation adjustment was recognized.

  During the third quarter of 2008, one property was adjusted.

This 29.85 acre undeveloped parcel, originally collateral for a residential development loan, was placed in OREO in February 2008 at $2,775,500 based on the book value of the loan. A December 2007 appraisal valued the property at $3.6 million. An updated market value appraisal was received during the quarter valuing the property at $2.26 million. The broker marketing the property suggested a sales price at or under $2.0 million. To facilitate marketing and sale of the property, the net realizable value was adjusted to $1,975,500. An $800,000 valuation adjustment was recognized.

This same property was adjusted again in the fourth quarter of 2008. As no offers over $1.0 million had been received on the property, the disposition value of $1,470,000 from the appraisal was used. After estimating 10% for selling and closing costs for the property, the net realizable value was $1,323,000. A $652,500 additional valuation adjustment was recognized.

  During the fourth quarter of 2008, two additional properties were adjusted.

The first was placed in OREO in August 2008 at our book value of $4.895 million. This is a 354 acre planned large residential development in which we were a 25% participant. The property appraised in May 2008 at $31.94 million. In October the lead bank received a new appraisal with a $14.2 million market value. They also received a letter of intent from an interested purchaser at $12.46 million. Based on the letter of intent value, reduced by 6% for estimated selling and closing costs, our 25% participation resulted in a net realizable value of $2,928,100. A $1,966,900 valuation adjustment was recognized.

The second was a single family residence placed in OREO in May 2008 at $100,000 based on an appraised value of $135,000 from September 2007. The realtor marketing the property provided comparable valuations and management approved a reduction in the listing price to $79,900. At a $67,500 net realizable value after selling and closing costs, a $32,500 valuation adjustment was recognized.

SEC00004

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

  During the first quarter of 2009, two properties were adjusted.

The first, a residential development project including 13 lots, bare land and an incomplete single family residence, was placed into OREO in the fourth quarter of 2008 and recorded at appraised value less estimated cost to sell of $1,135,841. During the first quarter, to facilitate sale activity, the property was placed into an auction scheduled for the second quarter of 2009. Management authorized a sale price at below net realizable value for purposes of this auction. The valuation impairment was $460,841. This property was sold at auction in this second quarter of 2009 at a gain of $16,259.

The second property is a residential development project that was recorded in OREO during the third quarter of 2008, based on an appraised value of $10 million. This property is subject to a sales contract, but is accounted for under the deposit method and continues to be reported as OREO pursuant to SFAS No. 66, Accounting for Sales of Real Estate. The development of this project is ongoing and has been since October 2007. In the first quarter of 2009, the borrower requested a decrease in the release price on lots to provide a loan structure to continue development, as the borrower disclosed inadequate cash flow to fund construction as agreed. Based on this information, the loan associated with this property was deemed impaired and the carrying value of the OREO was adjusted to the appraised value of $8.85 million. A $1.15 million valuation impairment was recognized.

3.     We note that as of December 31, 2008 and March 31, 2009, your non-performing and impaired loans were comprised of a significant portion of your residential development loan portfolio. We also note your disclosure that the fair value of the collateral of these loans is estimated by obtaining external appraisals. Please tell us and revise your future filings beginning with your Form 10-Q for the period end June 30, 2009 to disclose the following:

  How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

  The typical timing surrounding the recognition of residential development loans as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

  Whether you have charged-off an amount different from what was determined to be fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and the corresponding reasons for the difference, as applicable.

We acknowledge the Staff’s comment and confirm that the Company will include the requested disclosure in its future filings.

SEC00005

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

We generally obtain external appraisals every six to nine months. We obtain appraisals from a pre-approved list of independent, third party, local appraisal firms. Approval and addition to the list is based on experience, reputation, character, consistency and knowledge of the respective real estate market. At a minimum, it shall be ascertained that the appraiser is: (a) currently licensed in the state in which the property is located, (b) is experienced in the appraisal of properties similar to the property being appraised, (c) is actively engaged in the appraisal work, (d) has knowledge of current real estate market conditions and financing trends, (e) is reputable, and (f) is not on Freddie Mac’s nor the Bank’s Exclusionary List of appraisers and brokers. Upon receipt and review, the external appraisal information is utilized in preparing an Impairment Analysis section of a Loan Status Report (LSR) which is updated quarterly at or near the end of the reporting period. The Impairment Analysis section includes the date of the appraisal used in the analysis, whether the officer preparing the report deems it current, and, if not, allows for internal valuation adjustments with justification. Typical justified adjustments might include discounts for continued market deterioration subsequent to appraisal date, adjustments for the release of collateral contemplated in the appraisal, or the value of other collateral or consideration not contemplated in the appraisal. This analysis is reviewed and approved by senior management including the credit administrator and Chief Lending Officer and utilized in recognizing charge-offs or provisions for the reporting period.

Upon an assessment that there is doubt as to the repayment in full of principal and or interest, a residential development loan would be recognized as non-performing or impaired. Generally at this time the loan will move from the account officer's portfolio into our Special Assets Division (SAD). SAD has expertise in negotiation, resolution and the proper legal procedures around impaired and non-performing loans. An updated appraisal is often ordered as a first step in the SAD evaluation process. In certain cases appraisals will be reviewed by our Real Estate Valuation Services (REVS) group. REVS will review for appraisal quality and the expertise and independence of the appraiser. The recognition of any provision or related charge-off occurs in the period that updated information is obtained or becomes known. All impaired loans are reviewed quarterly at or near each reporting date by the Allowance for Loan and Lease Losses Committee, a committee of senior and executive management, including CEO, CFO, PAO, Senior Credit Quality Officers including the Chief Credit Officer, Senior Credit Officer and the heads of our Credit Review and SAD departments. Based on these processes, we do not believe there are significant time lapses for the recognition of additional loan loss provisions or charge-offs during this process.

For collateral dependent loans, appraisals are used as the fair value starting point in the estimate of net realizable value. Estimated costs to sell are deducted from the appraised value to arrive at the net realizable value. The net realizable value is used in comparison to the book value of the loan to arrive at the charge-off amount or, prior to the second quarter of 2008, the specific reserve included in the allowance for loan and lease losses. Additional discussion regarding our specific process for establishing impairment reserves on impaired loans and the timing of the related charge-offs (particularly relating to collateral dependent

SEC00006

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

loans) can be found in our response to question 5. Although an external appraisal is the primary source of valuation utilized for charge-offs on collateral dependent residential development loans, we may utilize values obtained through purchase and sale agreements, negotiated short sales, broker price opinions, or sale of the note as the basis for charge-offs. These alternative sources of value are used only if deemed to be more representative of value based on updated information regarding collateral resolution. In addition, if an appraisal is not deemed current, a discount to appraised value may be utilized. An appraisal over one year old in most cases will be considered stale dated and an updated or new appraisal will be required. Any adjustments from appraised value to net realizable value are detailed and justified in the Impairment Analysis, which is reviewed and approved by senior credit quality officers and the Company's Allowance for Loan and Lease Losses Committee.

Exhibit A lists the loans and charge-offs where other than the appraised value less selling and closing costs were used. It excludes charge-offs related to loans sold or resolved through transfer to OREO or due to short sale. We believe all differences are either appropriate and have been reviewed and approved, or are immaterial for financial reporting purposes. Risk of material misstatement related to unexplained difference is reduced to a low level based on review and approval of the impairment analysis by the Allowance for Loan and Lease Losses Committee.

4.     As a related matter, we note that as of March 31, 2009 and December 31, 2008, you had restructured loans of $57.2 million and $38.2 million, respectively. Specifically as of December 31, 2008, only $14.6 million were non-accrual, with the remaining amount on accrual status. Please tell us and revise your future filings beginning with your Form 10-Q for the period ended June 30, 2009 to address the following:

  Confirm that these restructurings are considered troubled-debt restructurings pursuant to SFAS 15. If these loans are troubled-debt restructurings, please separately disclose these loans in non- performing assets table on page 47 pursuant to Item III(C)(1) of Industry Guide 3; and

  Disclose your accounting policy for restructured loans. Specifically, tell us how and when you consider a restructured loan to be non- accrual or accrual, the typical timing surrounding when a loan is restructured to when it becomes an accrual loan, in addition to the related allowance for loan loss or charge-off, as applicable, as a result of these restructured loans.

We confirm that the loans the notes disclosed as restructured notes in the Forms 10-K and 10-Q are troubled debt restructurings in accordance with SFAS No. 15.

In accordance with the SFAS No. 114, Accounting by Creditors of an Impaired Loan, the Company considers and reports all of the types of loans identified in Industry Guide 3, Item III(C)(1), including non-accrual loans, accruing loans past due 90 or more days, and restructured loans that are performing, as impaired

SEC00007

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

loans. The Company defines non-performing loans as non-accrual loans and accruing loans past due 90 or more days. The non-accrual loans and accruing loans past due 90 or more days, disclosed in the non-performing assets table, does include the restructured loans that are on non-accrual status or are accruing loans past due 90 or more days.

It is not clear to us that Item III(C)(1) required performing restructured loans to be presented in tabular format within the non-performing assets table. As such, we believe that we have historically met this disclosure requirement by disclosing the total restructured loans, non-performing restructured loans, and performing restructured loans in narrative form later within the Asset Quality and Non-Performing Assets section of our SEC filings.

However, based on the Staff’s recommendation we will include performing restructured loans within the non-performing assets tables and related disclosures in filings beginning with our June 30, 2009 Form 10-Q as follows (the following example utilizes March 31, 2009 balances):

The following tables summarize our non-performing assets and restructured loans as of March 31,
2009 and December 31, 2008:

Non-Performing Assets & Restructured Loans
(in thousands)
	March 31,	December 31,
	2009	2008
Loans on nonaccrual status	$112,949	$127,914
Loans past due 90 days or more and accruing	13,780	5,452
Total non-performing loans	126,729	133,366
Other real estate owned	32,766	27,898
Total non-performing assets	$159,495	$161,264

Restructured loans (1)	$43,390	$23,540

Allowance for loan losses	$95,086	$95,865
Reserve for unfunded commitments	935	983
Allowance for credit losses	$96,021	$96,848

Asset quality ratios:
Non-performing assets to total assets	1.82%	1.88%
Non-performing loans to total loans	2.08%	2.18%
Allowance for loan losses to total loans	1.56%	1.56%
Allowance for credit losses to total loans	1.58%	1.58%
Allowance for credit losses to total
non-performing loans	76%	73%

(1) Represents accruing restructured loans performing according to their restructured terms .

SEC00008

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

At March 31, 2009, $57.2 million of loans were classified as restructured as compared to $38.2 million of loans at December 31, 2008. While all of the restructured loans are classified as impaired, only $13.8 million and $14.6 million were placed on non-accrual status as of March 31, 2009 and December 31, 2008, respectively. The performing restructured loans on accrual status represent the only impaired loans accruing interest at March 31, 2009 and December 31, 2008. The Company has obligations to lend $3.8 million of additional funds on the restructured loans as of March 31, 2009, which primarily relates to one residential development project.

In the Company’s SEC quarterly filings beginning June 30, 2009, we will insert the following disclosure regarding our policies for identifying and reporting restructured loans as the third paragraph under the Asset Quality and Non-Performing Assets heading. In our 2009 Form 10-K filing this disclosure will also be included in our Significant Accounting Policies disclosure (Note 1) under the Loans heading. The policy described below mirrors our Impaired Loan Policy within our General Credit Policy and is consistent with our past and current practice.

Loans are reported as restructured when the Bank grants a concession(s) to a borrower experiencing financial difficulties that it would not otherwise consider. Examples of such concessions include a reduction in the loan rate, forgiveness of principal or accrued interest, extending the maturity date(s) or providing a lower interest rate than would be normally available for a transaction of similar risk. As a result of these concessions, restructured loans are impaired as the Bank will not collect all amounts due, both principal and interest, in accordance with the terms of the original loan agreement. Restructured loans measured for impairment using the present value of expected future cash flows are discounted by the contractual interest rate of the original loan agreement.

The restructured loan policy described above clarifies that all restructured loans are considered impaired. The “Income Recognition on Non-Accrual and Impaired Loans” significant accounting policy as described in Note 1 of the 2008 Form 10-K addresses the definition, identification and timing of non-accrual loans, and when a non-accrual loan may be placed back onto accrual status.

Additionally, the restructured loan policy described above clarifies that all restructured loans are evaluated for impairment, specifically noting that the discount rate used to discount expected future cash flows shall be the contractual interest rate of the original loan agreement. The “Allowance for loan and lease losses” significant accounting policy as described in Note 1 of the 2008 Form 10-K describes how impairment estimates are reserved for in the allowance for loans and lease losses and/or charged-off. Additional discussion regarding our specific process for establishing impairment reserves on impaired loans and the timing of the related charge-offs (particularly relating to collateral dependent loans) can be found in our response to question 5.

5.     We note your disclosure that during the second quarter of 2008, you began recognizing the charge-off of impairment reserves on impaired loans in the period it arises for collateral dependent loans due to declining real estate markets and your conclusion that these declines represent a confirmed loss. Please tell us and revise your future filings to more fully explain the reasons for your change in policy in this regard,

SEC00009

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

how this determination was made (e.g. market research, historical evaluations of collateral, future projections of collateral, etc.), which specific collateral dependent loans within your portfolio this change applies to, and how you determined the period for this change was effected. Address how this change impacted your financial statements prior to and after change. We may have further comment upon receipt and review of your response.

Our regulators began their annual examination of the Company in the second quarter of 2007. During their examination, the regulators pointed out specific guidance relating to the measurement of impairment and timing of charge-offs related to collateral dependent loans as contained in the FDIC’s Interagency Policy Statement on the Allowance for Loan and Lease Losses as follows:

An institution may choose the appropriate SFAS No. 114 measurement method on a loan-by-loan basis for an individually impaired loan, except for an impaired collateral-dependent loan. The agencies require impairment of a collateral-dependent loan to be measured using the fair value of collateral method. As defined in SFAS No. 114, a loan is collateral dependent if repayment of the loan is expected to be provided solely by the underlying collateral. In general, any portion of the recorded investment in a collateral-dependent loan (including any capitalized accrued interest, net deferred loan fees or costs, and unamortized premium or discount) in excess of the fair value of the collateral that can be identified as uncollectible, and is therefore deemed a confirmed loss, should be promptly charged off against the ALLL.

In our review, we noted that the application of the above regulatory rule is not significantly different from GAAP (SFAS No. 114). The subtle difference is that SFAS No. 114 allows, but does not require, an entity to measure the impairment of collateral dependent loans using the fair value of the collateral (as a practical expedient). Additionally, SFAS No. 114 is silent regarding the timing of charge-offs of specific impairment reserves.

The Company’s General Credit and Impaired Loan Policies were and are consistent with SFAS No. 114 and the FDIC’s Interagency Policy Statement on the Allowance for Loan and Lease Losses. Listed below are select excerpts from our credit policy manuals:

If the value of an impaired loan is less than the recorded amount of the loan, a specific reserve must be established. This reserve will be a component of the Bank’s allowance for loan and lease losses. Under some circumstance, Credit Quality Administration may authorize a partial charge-off equal to the specific reserve for individual loans.

The decision to recognize a full or partial charge-off on an impaired loan will be made in accordance with the Bank’s Charge-off Policy or, as the case may be, by regulatory directive.

The Bank charges off loans when collectability is sufficiently questionable that the Bank can no longer justify showing the loan as an asset on the balance sheet. To determine if a loan should be charged off, all possible sources of repayment are analyzed. Possible sources of repayment include the potential for future cash flow, the value of the Bank’s collateral, and the strength of co-makers or guarantors. When these sources do not add up to a reasonable probability that the loan can be collected, the loan (or portion of the loan) is charged off against the Allowance for Loan Loss Account.

SEC000010

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

Based on the above, we do not consider this change in ‘practice’ to be a change in accounting policy. Rather, the change in practice is a direct result of the housing market and economic downturn’s impact on our evaluation of the recoverability of impairment reserves. Management has assessed the probability of the deteriorating economic conditions and declining real estate values on the recoverability of collateral-dependent loans, and generally does not believe there is a reasonable probability of collecting carrying values of loans in excess of the assessed fair value of collateral net of selling costs. This assessment is supported by the increased charge-offs incurred by the Company on resolution of problem credits during the last couple years, reductions in the estimated fair value of certain real estate related collateral identified through updated appraisals, the realization of losses on the sale of other real estate owned, and the decline in value observed in residential and commercial real estate pricing indexes. In times of appreciating real estate values, it is possible that there may justification to not write-off the reserve portion of an impaired collateral dependent loan if we believe there is a reasonable probability that the carrying value of the loan can be collected, generally due to appreciating or stable collateral values.

The treatment of the policy and procedures described above are applicable to all collateral-dependent loans. We determine a loan to be collateral dependent if repayment of the loan is expected to be provided solely by the underlying collateral and there are not other available and reliable sources of repayment. For all periods presented, the majority of charge-offs relate to collateral dependent loans, and have typically been secured by residential development or commercial real estate properties.

The change in our assessment of the probability of recoverability of our impaired loans’ carrying value has ultimately had no impact on our impairment valuation procedures, nor has it had any affect on our income statement (via the provision for loan and lease losses). It has affected the carrying balance of impaired collateral dependent loans, the timing of when charge-offs are recognized, and the ending allowance for loan and lease loss balance. As charge-offs on collateral dependent loans are ‘accelerated’ because they are recognized in the period in which the impairment arose, the reported carrying values of impaired loans/assets becomes lower, the reported charge-offs are higher, and the ending allowance for loan and lease losses is lower, than they would be if the specific impairment reserves had not been charged-off against the loan. Additionally, these changes incrementally affect various asset quality or allowance for loan loss related ratios, such as the percentage of non-performing loans/assets to total loans/assets, the annualized (net) charge-off ratios, and the allowance for loan and lease losses to total loans.

The significant accounting policy descriptions prior to the second quarter of 2008 did not fully contemplate or describe how we analyze all types of loans, specifically collateral-dependent loans, for impairment and the specific timing of charge-offs arising from confirmed losses, particularly as they relate to real estate markets experiencing declining fair market values. As a result, the applicable portion of the “Allowance of loan and lease losses” significant accounting policy in Note 1 of the Company’s 2009 Form 10-K filing will be revised as follows:

SEC000011

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

Loans are classified as impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due, in accordance with the terms of the original loan agreement. The fair value of impaired non-collateral dependent loans is based on the present value of expected future cash flows (discounted at each loan's effective interest rate). The fair value of impaired collateral dependent loans is measured as the estimated fair value of the collateral, less selling costs. A loan is considered collateral dependent if repayment of the loan is expected to be provided solely by the underlying collateral and there are not any other available and reliable sources of repayment. If the measurement of each impaired loans' value is less than the recorded investment in the loan, impairment is recognized and an adjustment to the carrying value of the loan is made through the allowance for loan and lease losses. This can be accomplished by charging-off the impaired portion of the loan or establishing a specific component within the allowance for loan and lease losses. If in management’s assessment the sources of repayment will not result in a reasonable probability that the carrying value of a collateral dependent impaired loan can be recovered, the amount of impairment is immediately charged-off against the allowance for loan and lease losses. For real estate related collateral dependent loans, actual or expected declines in the market value of real estate likely represents a confirmed loss, and will typically result in charge-offs being recognized in the period a loan is classified as impaired and/or measured for impairment.

We will enhance our summary of impairment and charge-offs related to collateral dependent loans in the Company’s interim SEC filings beginning with our June 30, 2009 Form 10-Q filing as follows:

All impaired loans are individually evaluated for impairment. If the measurement of each impaired loans' value is less than the recorded investment in the loan, we recognize this impairment and adjust the carrying value of the loan to fair value through the allowance for loan and lease losses. This can be accomplished by charging-off the impaired portion of the loan or establishing a specific component within the allowance for loan and lease losses. If in management’s assessment the sources of repayment will not result in a reasonable probability that the carrying value of a loan can be recovered, the amount of a loan’s specific impairment is charged-off against the allowance for loan and lease losses. Prior to the second quarter of 2008, the Company established specific reserves within the allowance for loan and leases losses for these impairments and recognized the charge-off of an impairment reserve when the loan was resolved, sold, or foreclosed and transferred to other real estate owned. Due to declining real estate values in our markets and the deterioration of the U.S. economy in general, it is increasingly likely that impairment reserves on collateral dependent loans, particularly those relating to real estate, will not be recoverable and represent a confirmed loss. As a result, beginning in the second quarter of 2008, the Company began recognizing the charge-off of impairment reserves on impaired loans in the period they arise for collateral dependent loans. This process has effectively accelerated the recognition of charge-offs recognized since the second quarter of 2008. The change in our assessment of the possible recoverability of our collateral dependent impaired loans’ carrying values has ultimately had no impact on our impairment valuation procedures or the amount of provision for loan and leases losses included within the Condensed Consolidated Statements of Operations.

6.     Please revise your future filings to more clearly discuss your impairment policies relating to your investments in Federal Home Loan Bank stock. Please refer to the guidance of paragraph 12.21 to 12.25 of the AICPA Audit Guide for Depository and Lending Institutions, and paragraph 8(i) of SOP 01-06.

SEC000012

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

The “Restricted equity securities” line item on our consolidated balance sheets represents stock we hold in the Federal Home Loan Bank of Seattle, the Federal Home Loan Bank of San Francisco, and Pacific Coast Bankers’ Bancshares. We will incorporate additional disclosures in our future Form 10-Q and Form 10-K filings regarding our general accounting and impairment policies related to our investments in such restricted equity securities as follows (the following example utilizes March 31, 2009 balances):

Restricted equity securities

Restricted equity securities were $16.5 million at March 31, 2009 and December 31, 2008, respectively. Of this amount, $11.9 million and $3.8 million represent the Bank’s investment in the Federal Home Loan Banks (“FHLB”) of Seattle and San Francisco, respectively. FHLB stock is carried at par and does not have a readily determinable fair value. Ownership of FHLB stock is restricted to the FHLB and member institutions, and can only be purchased and redeemed at par. The remaining restricted equity securities represent investments in Pacific Coast Banker’s Bancshares stock.

Due to ongoing turmoil in the capital and mortgage markets, the FHLB of Seattle has a risk-based capital deficiency largely as a result of write-downs on their private label mortgage-backed securities portfolios.

Management evaluates FHLB stock for impairment in accordance with Statement of Position 01-06,

Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others. Management’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of cost is influenced by criteria such as (1) the significance of any decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (3) the impact of legislative and regulatory changes on institutions and, accordingly, the customer base of the FHLB, and (4) the liquidity position of the FHLB.

Under Federal Housing Finance Agency Regulations, a Federal Home Loan Bank that fails to meet any regulatory capital requirement may not declare a dividend or redeem or repurchase capital stock in excess of what is required for members’ current loans. Moody’s Investors Service (Moody’s) current assessment of the FHLB’s portfolios indicates that the true economic losses embedded in these securities are significantly less than the accounting impairments would suggest and are manageable given the FHLB’s capital levels. According to Moody’s, the large difference between the expected economic losses and the mark-to-market impairment losses for accounting purposes is attributed to market illiquidity, de-leveraging and stress in the credit market in general. Furthermore, Moody’s believes that the FHLBs have the ability to hold the securities until maturity. The FHLBs have access to the U.S. Government-Sponsored Enterprise Credit Facility (GSECF), a secured lending facility that serves as liquidity backstop, substantially reducing the likelihood that the FHLBs would need to sell securities to raise liquidity and, thereby, cause the realization of large economic losses. In addition, the Federal Reserve has begun to purchase direct debt obligations of Freddie Mac, Fannie Mae and the FHLBs. Moody’s has stated that their Aaa senior debt rating and Prime-1 short-term debt rating are likely to remain unchanged based on expectations that the FHLBs have a very high degree of government support. Based on the above, the Company has determined there is not an other-than-temporary impairment on the FHLB stock investment as of March 31, 2009.

SEC000013

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

7.     We note that as a result of the redemption-in-kind of shares received during the year, you re-classified $12.6 million in non-agency mortgage-backed securities and collateralized mortgage obligations from available for-sale to held-to-maturity. As a result and for the year ended December 31, 2008, these securities have a fair value and unrealized loss of $4.130 million and $7.367 million, respectively. Further, your review of these securities for other-than-temporary impairment as of December 31, 2008 indicated that credit losses are not expected to occur. In order for us to more fully understand how you came to these conclusions, please provide us with your other-than-temporary analysis as of December 31, 2008 and March 31, 2009, which supports your accounting. In your analysis and for each specific security, please provide the following:

  the specific issuer and name of each security held;

  the initial and current credit rating, as applicable;

  the severity and duration of unrealized loss both prior to and subsequent to the redemption-in-kind transaction;

  tell us and explain how you determined or obtained the default rates and loss severities used in your analysis;

  tell us how you determined the amount of and timeliness of the $2.1 million other-than-temporary loss recognized in the quarter ended March 31, 2009. In your response, please compare and contrast the information you relied upon in determining the other-than-temporary impairment relating to these three non-agency collateralized mortgage obligations as of both December 31, 2008 and March 31 2009 to support your conclusion that the entire impairment was determined to be credit related; and

  how you considered the financial condition and near term prospects of each issuer, including any specific events which may have existed or occurred previously which influenced your decision not to record an other-than-temporary impairment.

Additionally, please tell us if there have been any events subsequent to the filling of your most recent Form 10-Q that has changed your conclusion that an other-than-temporary impairment does not exist.

Please see below the CUSIP numbers, name (includes the issuer), issue date, the initial credit rating and current credit rating (as of March 31, 2009) for the requested securities.

[CONFIDENTIAL TREATMENT REQUESTED BY UMPQUA HOLDINGS CORPORATION:

Table redacted—List of Securities and Ratings]

Prior to the redemption-in-kind transaction these non-agency MBS and CMO securities, and other securities, were owned in the form of an investment in

SEC000014

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

shares of a mutual fund that invests primarily in debt securities. The investment and amount recognized on our consolidated balance sheets represented our investment in the fund. In accordance with FSP FAS 115-1 and FAS 124-1, The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments, we did not “look through” the form of this investment to the nature of the securities held by the investee. Therefore, we did not track or compile information relating to the prices, or the severity or duration of each unrealized loss position of the underlying securities within the fund. Rather, we evaluated the investment at the fund level to determine whether other-than-temporary impairment (“OTTI”) existed. Our investment in the fund was in a continuous unrealized loss position since June 2003. In our OTTI impairment analysis we determined that OTTI impairment did not exist at any prior interim date as the declines in fair value were attributed to changes in the medium-term market rates and/or market volatility resulting in widening spreads. Additionally, there were no actual or anticipated losses on principal, cash flows (principal and interest) were being received as expected, and we asserted that the Company had the intent and ability to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value.

The table below details the book values, fair values, and unrealized loss positions of the individual securities as of the redemption-in-kind date (August 18, 2008) and March 31, 2009. The non-agency bonds assumed through the redemption-in-kind were classified as held to maturity. In accordance with SFAS No. 115, the carrying value of these investments were written-down to fair value and the corresponding unrealized losses were debited to other comprehensive income. These securities and their unrealized loss positions are subject to OTTI analysis on a quarterly basis. Absent the effects of subsequent OTTI, the unrealized losses as of the redemption-in-kind date are amortized into interest income to offset the accretion of the securities recorded at a discount to par.

[CONFIDENTIAL TREATMENT REQUESTED BY UMPQUA HOLDINGS CORPORATION:

Table redacted—List of securities and values]

Each non-agency security is evaluated for potential OTTI on a quarterly basis. We utilize Bloomberg to review the underlying cash flow structure, default and loss rate severities. To identify credit risk or losses separately from market illiquidity or changes in interest rates, we screen these securities utilizing the credit support coverage ratio (“coverage ratio”). The coverage ratio is a measure used to determine the potential future credit related losses on a security. The inputs to calculate the coverage ratio include the current credit support remaining on the bond (through both specific insurance related to the investment pool and lower tranche bonds which will take losses first) and the loss estimates (based on current delinquency statistics using assumptions for default rates and loss severity on the underlying mortgages). The formula to calculate the credit support coverage ratio and the average default rates and loss severities are:

SEC000015

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

          Current credit support

     Divided by the product of:
          Loans past due 60 days * 60% default rate * 40% loss severity
          Loans past due 90 days * 70% default rate * 40% loss severity
          Loans in OREO/Foreclosure * 100% default rate * 40% loss severity

The default estimates are based on actual rates obtained through Bloomberg’s collateral performance function, and the loss rate severities are consistent with those from S&P. If the coverage ratio falls below 2.00, S&P places the bond on downgrade watch. If it falls below 1.00, credit losses are expected to occur on the bond. If credit losses are expected to occur, the Company determines that OTTI has occurred. The ultimate level of loss is determined by actual defaults and related losses sustained over time from the underlying mortgages.

This approach is consistent with SFAS No. 115 that requires that once it is probable that an investor will be unable to collect all amounts due according to the contractual terms of a debt security, an OTTI shall be considered to have occurred. Therefore, through our approach, OTTI is determined to have occurred once the credit support coverage ratio is very near or less than 1.00. SFAS No. 115 instructs that securities with OTTI shall be written down to fair value with a corresponding charge to earnings.

We review these bonds on a quarterly basis using a consistent methodology, which includes viewing the underlying defaults (and ultimately the resulting expected cash flows) specific to each bond based on reasonable default rates and loss severities. If credit losses are expected to occur, we recognize OTTI and write the security down to estimated fair value.

The following table summarizes our OTTI analysis for the non-agency securities for the quarters ending December 31, 2008 and March 31, 2009. The primary fields to observe include the 12/08 and 3/09 Credit Coverage Ratio values.

[CONFIDENTIAL TREATMENT REQUESTED BY UMPQUA HOLDINGS CORPORATION:

Table redacted—List of securities and coverage ratios]

We recognized OTTI on three securities for the quarter ended March 31, 2009 as their credit support coverage ratio dropped below 1.00 during this period. We deem credit losses are probable or expected to occur once this ratio is below 1.00. In contrast, in our December 31, 2008 evaluation of OTTI, the credit coverage support ratio on these three securities was greater than 1.00. At that date this ratio indicated that there is sufficient collateral to support our position in the bond, and we expected there to be sufficient cash flows to recover our basis, and therefore no OTTI.

SEC000016

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

[CONFIDENTIAL TREATMENT REQUESTED BY UMPQUA HOLDINGS CORPORATION:

Table redacted—List of OTTI securities and coverage ratios]

In accordance with SFAS No. 115 and FSP FAS 115-1 and FAS 124-1, securities for which OTTI is identified shall be written down to fair value. We did not assert that the OTTI charge recognized in earnings for the three months ending March 31, 2009 (or prior periods) to be entirely credit related. The concept of recognizing only the credit component of an unrealized loss through earnings appears to be a concept of FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. We did not elect to early adopt this statement for the quarter ending March 31, 2009. We will be adopting this statement for the quarter ending June 30, 2009, but are still analyzing its impact.

We do not consider the financial condition or near term prospects of the issuers of our non-agency MBS and CMO portfolio in determining whether or not OTTI has occurred. We determine OTTI to have had occurred when the expected cash flows from the underlying mortgages of a security will not support the basis in our tranche level of the pool.

Nothing subsequent to March 31, 2009 would lead us to believe an OTTI existed on the remaining bonds above as of March 31, 2009.

8.     We note your disclosure relating to the adoption of SFAS 159 for certain of your pre-existing junior subordinated debentures. We also note that during the year, you recorded gains of $38.9 million, which was the result of widening of the credit risk adjusted spread on potential new issuance and recent reductions in three month LIBOR rates. Please confirm that you are taking into consideration your credit risk in determining the fair value of these liabilities. Also, please provide detailed information from your discounted cash flow model used to determine the fair value of these debentures using market discount rate assumptions for 2008 and through the latest interim period in 2009. In your response, please provide sufficient detail and explanations for the selections and usage of cash flow model assumptions and inputs as well as the calculations resulting form this model. Please provide the valuation report form the third party pricing service used to validate the results of your model.

SFAS No. 157 requires a reporting entity to consider the effect of its credit risk on the fair value of a liability in all periods in which a liability is measured at fair value. We estimate the fair value of our junior subordinated debentures using a discounted cash flow model. The significant inputs utilized in the estimation of fair value of these instruments are i) credit risk adjusted spread and ii) three month LIBOR. The credit risk adjusted spread represents the nonperformance risk of the liability, contemplating both the inherent risk of the obligation and the

SEC000017

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

Company’s entity-specific credit risk. We do take our Company’s entity-specific credit risk into consideration in the determination of the fair value of our junior subordinated debentures. Additional discussion regarding our consideration and evaluation of our entity-specific credit risk, and its affect on the estimated fair value of our junior subordinated liabilities measured at fair value, can be found in our response to question 9.

We estimate the fair value of junior subordinated debentures using a discounted cash flow model (an income valuation approach) that maximizes the use of observable markets inputs where available. We believe that the income approach results in the most relevant measure of the economic fair value of our liabilities. We do not believe the market approach is applicable as junior subordinated debenture liabilities (as well as other similar liability obligations) are thinly traded, if at all. SFAS No. 157 paragraph 15 notes that the fair value measurement of a liability assumes that a liability is transferred to a willing market participant at the measurement date, which is an inherently hypothetical transfer notion (valuation principle), and indicates that that market approach may not be the most relevant measurement technique. Also, SFAS No. 157 paragraph A32 appears to support the use of the income approach to measure the fair value of liabilities.

Furthermore, the unprecedented disruption and tightening of the credit markets beginning in the third quarter of 2008, particularly the inactivity in the trust preferred securities markets evidenced by a lack of new or observable issuances or trades, impacted our assessment and reliance on certain inputs utilized in our income valuation approach.

The following describes our operational use of the income approach, including the significant inputs and sources of the inputs.

Cash Flow Estimate

The future cash flows of these instruments are extended to the next available redemption date or maturity date, as appropriate, based upon estimated credit risk adjusted spreads for comparable bank holding companies compared to the contractual spread of each junior subordinated debenture measured at fair value. As the currently estimated credit risk adjusted spreads are greater than the contractual spreads of our junior subordinated debentures, and as we would not expect a market participant assuming this liability to elect an early redemption in this scenario, the cash flows in the valuation model are being extended to maturity.

Index Rate and Credit-Risk Adjusted Spread

The most significant inputs utilized in the estimate of fair value of these instruments are the credit risk adjusted spread and three month LIBOR. These two rates are combined and utilized as the discount rate of the estimated future contractual cash flows. The following table summarizes the three month LIBOR rates, estimated credit risk adjusted spreads, and the combined effective

SEC000018

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

discount rates, utilized for each measurement date (interim period) in 2008 through March 31, 2009:

		Credit-risk	Effective
Measurment	3-month	adjusted	discount
Date	LIBOR	spread	rate
3/31/2008	2.688%	3.500%	6.188%
6/30/2008	2.783%	5.250%	8.033%
9/30/2008	4.053%	5.000%	9.053%
12/31/2008	1.425%	5.000%	6.425%
3/31/2009	1.190%	5.000%	6.190%

The market three month LIBOR rate is readily available via a variety of sources. The credit risk adjusted spread is the primary input that affects the valuation of these liabilities, and requires the most judgment. The following summarizes the third party pricing services we utilized to obtain estimated credit risk adjusted spreads or estimated market prices, and other evidence we considered to determine the credit risk adjusted spread utilized for our quarterly valuation.

Q1 ’08 : We obtained the credit risk adjusted spread from Wells Fargo Securities LLC (“Wells”), an active purchaser and underwriter of trust preferred securities, based on recent actual transactions or their market yield expectations for issuances to institutions of similar size and credit quality. Wells underwrote two trust preferred securities issuances for Umpqua in the third quarter of 2007 and could provide spreads that would have been appropriate for our institution. Wells acknowledged an acceptable market range of 3.00% to 4.00% over three month LIBOR, and noted that Wells funded transactions in the first quarter at 3.50% over three month LIBOR. As such, we utilized a credit risk adjusted spread of 3.50%.

Q2 ’08: We obtained credit risk adjusted spreads from Wells. Wells noted that they had no trust preferred securities issuances in the quarter, but that they would require 4.75% over 3 month LIBOR for the best credits and in the 5.00% to 5.50% over three month LIBOR range for average banks. The increase in the credit risk adjusted spread during the quarter resulted from tightening of the credit markets during the quarter. As a result, we utilized a credit risk adjusted spread of 5.25%.

Q3 ’08: The third quarter marked the beginning of the “credit crunch” that resulted in the unprecedented disruption of the credit markets, particularly the trust preferred securities market, making it effectively inactive. Obtaining pricing of new issuances or trades of comparable entities from Wells was no longer a viable option due to the market inactivity. As a result we engaged JP Morgan, a leading fixed income securities pricing service, to value our junior subordinated debentures (expressed as a price) utilizing their option-adjusted spread model. JP Morgan provided two potential valuations, at 5.00% and 6.50% over three month LIBOR. The 6.50% rate was based from a transaction related to Fifth Third Bancorp; however, we determined Fifth Third is not comparable to Umpqua in size, credit risk or capital structure. The 5.00% rate was based on a seven year floating rate subordinated note by United Community Banks Inc (“UCBI”) in

SEC000019

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

the third quarter of 2008 at 4.00% over three month LIBOR. We consider UCBI to be a comparable entity to ours in terms of return on assets, return on equity, net interest margin, asset quality, total assets and stock price. Additionally, UCBI is included in the peer group for certain restricted stock units issued under our Long Term Incentive Plan. JP Morgan indicated that 30-year trust preferred security issuances would typically be priced at 100 basis points higher than the type and term of debt UCBI issued. As a result, we utilized a credit-risk adjusted spread of 5.00%. In response to the inactivity in the trust preferred markets and observability of market spreads, we classified this as a level 3 measurement in the quarter.

Q4 ’08: In the fourth quarter we again obtained a valuation from JP Morgan to back-test our internal discounted cash flow model. JP Morgan’s price utilized a spread of 7.75% over three month LIBOR, based on the implied discount rates they assumed the related assets were traded or priced. Additionally, we engaged an external valuation specialist, Navigant Capital Advisors (“Navigant”), to assist management with estimating the fair value of the Company as well as certain assets and liabilities, including the junior subordinated debentures, as part of our annual goodwill impairment evaluation. Navigant looked at the implied yields of 105 trust preferred securities issuances noting an average spread of 8.81% over three month LIBOR. Based on our discussions with these valuation services and review of their support we made several observations. First, we determined the “modeled” quote provided from JP Morgan is not representative of fair value as an active market for these liabilities does not exist and the price is not supported by actual transactions. Next, the credit risk adjusted spreads determined by JP Morgan and Navigant appear to represent the imputed discount rates of trust preferred securities traded as assets, and not the amount that an issuer would be required to pay a transferee to assume a debt obligation (the exit price notion). We had various concerns related to this approach. Similar to the measurement of the liabilities, there are very few observable, orderly transactions or market quotations of collateralized debt obligations backed by trust preferred securities that are available and reliable. Additionally, the population of trust preferred securities these companies utilized to determine a discount rate did not appear representative of our institution. For example, Navigant’s trust preferred security valuations listing primarily included large national and international commercial banks. Our trust preferred issuances, on the other hand, are either pooled or not actively traded, limiting the observability of prices of the relevant asset associated with our liability. Lastly, up to this point there was no authoritative guidance requiring an entity to look to the valuation of the asset related to a liability being measured at fair value, or what to do when prices for the identical liability when traded as an asset is not observable or the market is not active.

As a result, due to the inability to determine realistic credit risk adjusted spreads due to a lack of observable, orderly transactions between market participants, we felt it would be more appropriate to rely on our estimation about the appropriate spread if actual market transactions were to take place. This determination is consistent with the September 2008 Fair Value Accounting clarification letter issued jointly by the SEC and FASB. The letter clarified that when an active market for an asset or liability does not exist, it is acceptable for management to utilize their estimate of market participant expectations of future cash flows and

SEC000020

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

risk premiums (income approach). We interpreted this to mean management may utilize and/or is encouraged to use level 3 valuation methodologies when the estimated market prices (quotes or observable transactions) available are considered non-representative because of illiquidity, inactivity, or distressed pricing. This conclusion is consistent with FASB Staff Position SFAS No. 157-3,

Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. This guidance reasserts that when a market is inactive, management is not required to use thinly traded quotes or quotes reflecting distressed prices. Rather, management should look to other means to estimate fair value, such as the income valuation approach.

At the end of the fourth quarter, the credit and financial markets were still distressed, but were showing signs of stabilization. Also, management estimated that there was no change in our nonperformance risk. Therefore, management determined there to be no significant change in the overall credit risk adjusted spread in the fourth quarter, and we continued to utilize a credit risk adjusted spread of 5.00% over three month LIBOR.

Q1 ’09: The JP Morgan valuation obtained for the first quarter of 2009 was 7.75% over three month LIBOR, consistent with their estimate at December 31, 2008. Our concerns regarding JP Morgan’s valuation as noted above persisted. Management evaluated the credit markets and the Company’s estimated nonperformance risk as of quarter-end, and estimated there to be no significant change from year-end. As a result, we continued to utilize a credit-risk adjusted spread of 5.00% over three month LIBOR.

In May 2009, FASB issued proposed FASB Staff Position 157-f, Measuring Liabilities under FASB Statement No. 157. If adopted, this guidance clarifies how an entity evaluates and measures the fair value of liabilities in order to improve consistency in the application of SFAS 157. We are in the process of evaluating this proposed guidance. Based on our preliminary analysis, we suspect that the adoption of this FSP will result in an additional discount to (decrease in the fair value of) the liability and a corresponding gain on the consolidated statements of income.

The calculation of fair value for each junior subordinated debentures measured at fair value is included in the “Junior Subordinated Debentures” footnote under the ‘Carrying Value’ column of the summary table.

Exhibit B contains the correspondence and/or reports we obtained from external valuation, pricing or placement services relating to our valuation of junior subordinated debentures.

SEC000021

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

9.     Additionally, please revise your future filings to disclose how your credit risk affected your valuation of your junior subordinated debentures and the resulting gain or loss that you included in earnings relating to the changes in that credit risk.

SFAS No. 157 requires a reporting entity to consider the effect of its credit risk on the fair value of a liability in all periods in which a liability is measured at fair value, but does not require a reporting entity to disclose such fact or to describe management’s consideration of the Company’s credit risk and its related effect on the Company’s earnings. In September 2008 the SEC distributed a letter listing additional items companies should consider incorporating in their Management’s Discussion and Analysis (“MD&A”) regarding their fair value measurement disclosures. Included, to the extent they are material to an entity’s results of operations, is how credit risk is incorporated into the fair value of liabilities, and the resulting gain or loss included in earnings related to the changes in that credit risk.

To address these disclosure considerations, we included the following discussion in the MD&A of our December 31, 2008 Form 10-K filing:

The fair value of junior subordinated debentures is estimated using a discounted cash flow model. The future cash flows of these instruments are extended to the next available redemption date or maturity date as appropriate based upon the spreads of recent issuances or quotes from brokers for comparable bank holding companies compared to the contractual spread of each junior subordinated debenture measured at fair value. The significant inputs utilized in the estimation of fair value of these instruments is the credit risk adjusted spread and three month LIBOR. Generally, an increase in the credit risk adjusted spread and/or a decrease in the three month LIBOR will result in positive fair value adjustments. Conversely, a decrease in the credit risk adjusted spread and/or an increase in the three month LIBOR will result in positive fair value adjustments. For additional assurance, we obtained valuations from a third party pricing service to validate the results of our model.

Prior to the third quarter of 2008, we utilized a credit risk adjusted spread that was based upon recent issuances or quotes from brokers for comparable bank holding companies as of the date of valuation, and we considered this to be a Level 2 input. Due to the increasing credit concerns in the capital markets and inactivity in the trust preferred markets that have limited the observability of market spreads, we have classified this as a Level 3 fair value measure in the third quarter of the current year. Management believes that the credit risk adjusted spread utilized is still indicative of those that would be used by market participants.

Additionally, the Fair Values footnote (Note 22) to our December 31, 2008 Consolidated Financial Statements contained in Form 10-K included the following disclosure:

The change in fair value for junior subordinated debentures during the period is not the result of instrument-specific credit risk, but rather market changes in the pricing of this type of debt.

We acknowledge that we did not clearly define the credit risk adjusted spread and how this measure contemplates our Company’s entity-specific credit risk. Additionally, we acknowledge that our reference to “instrument-specific credit

SEC000022

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

risk” should have been labeled “entity-specific credit risk”. As such, we believe our disclosures can be corrected, clarified and enhanced further in future filings. Utilizing management’s assessment and the fact patterns as of March 31, 2009, we will revise our credit risk related disclosures accordingly beginning with our June 30, 2009 Form 10-Q as follows:

MD&A

The fair value of junior subordinated debentures is estimated using a discounted cash flow model. The future cash flows of these instruments are extended to the next available redemption date or maturity date as appropriate based upon the spreads of recent issuances or quotes from brokers for comparable bank holding companies compared to the contractual spread of each junior subordinated debenture measured at fair value. The significant inputs utilized in the estimation of fair value of these instruments is the credit risk adjusted spread and three month LIBOR. The credit risk adjusted spread represents the nonperformance risk of the liability, contemplating both the inherent risk of the obligation and the Company’s entity-specific credit risk. Generally, an increase in the credit risk adjusted spread and/or a decrease in the three month LIBOR will result in positive fair value adjustments. Conversely, a decrease in the credit risk adjusted spread and/or an increase in the three month LIBOR will result in positive fair value adjustments. The gain on junior subordinated debentures carried at fair value for the three months ended March 31, 2009 resulted from reductions in the current three month LIBOR since the last measurement date, December 31, 2008. In management’s estimation there were no changes in nonperformance risk of the junior subordinated debentures or the Company’s entity-specific credit risk in the three month ended March 31, 2009. As a result, we utilized the same credit risk adjusted spread as December 31, 2008.

Note - Fair Value Measurement

The change in fair value for junior subordinated debentures during the period is not the result of entity-specific credit risk, but rather market changes in the pricing of this type of debt.

10.    In future filings, please revise this section to clarify that the disclosure regarding each of the officers and directors describes their business experience, principal occupations and employment for at least the past five years. Refer to Item 401(e) of Regulation S-K.

We acknowledge the Staff’s comment and confirm that the Company will include the requested disclosure in its future filings.

11.    Your discussion of the decision-making regarding annual target incentive compensation discusses the use of “objective performance benchmarks” but does not disclose the actual benchmarks used by the compensation committee and the board. We note your discussion on page 25 of your proxy statement on Schedule 14A regarding your belief that disclosing your annual targets would compromise your policy of keeping your growth rate targets confidential. Please provide us with a detailed supplemental analysis supporting your conclusion regarding confidentiality of this data.

SEC000023

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

In addition, please note that even where the specific targets are not disclosed, your disclosure should still provide sufficient analysis to enable an investor to understand the level of difficulty required to reach various compensation levels and appreciate the relationship between expected performance and actual performance. In the future filings, revise this disclosure accordingly.

As we note in the proxy statement, since 2004 the financial target component of our annual incentive plan has been based on operating earnings per share (EPS). The EPS target is developed strictly for internal planning purposes and is not disclosed publicly by the Company in any form. The Company does not issue earnings “guidance” to the investment community. We consider the internal EPS target and the factors that go into the calculation of that target to be the Company’s confidential proprietary information.

Furthermore, the Company does not provide guidance to the market on our quarterly or annual internal budget metrics. Management and our board of directors believe that our focus is more appropriately placed on long-term growth and the long-term interest of our shareholders and providing quarterly or annual earnings guidance detract from that focus.

Instruction 4 to Regulation S-K Item 402(b) provides that registrants are not required to disclose target levels with respect to performance related factors if disclosure would result in competitive harm. The standard to use for evaluating whether disclosure would create competitive harm is the same standard that would apply when a registrant requests confidential treatment under Exchange Act Rule 24b-2, which incorporates criteria under 17 C.F.R. § 200.80 and under the Freedom of Information Act, 5 U.S.C. § 552(b)(4). Included in the exemptions from public disclosure are “trade secrets or commercial or financial information obtained from a person and privileged or confidential”, 17 C.F.R. § 200.80(b)(4). The Company believes that the EPS targets fall within the standards for granting confidential treatment under Rule 24b-2 and 17 C.F.R.

  200.80 for the following reasons:

  The information clearly constitutes “commercial or financial information” of the Company since it was developed in connection with establishing incentive compensation plans for its employees and is derived from internal analyses and projections of the Company’s performance.

  The information was developed by the Company, which is a “person” for purposes of the exemption.

  Release of the EPS target would be likely to cause substantial harm to the Company’s competitive position. This prong of the test is discussed more fully below.

The principal factors that drive the EPS target include the Company’s expectations of loan production activity during the coming year, the pricing of its loans, expected deposit growth and deposit pricing and anticipated additions to the allowance for loan and lease losses. Setting the target also involves the

SEC000024

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

Company’s expectations of the overall lending and deposit taking environments, interest rate trends, competitive conditions in the Company’s markets and other economic factors.

Requiring the Company to disclose EPS targets for incentive plans would be equivalent to forcing the Company to provide forward-looking guidance, which the Company has historically avoided for strategic and competitive reasons.

The traditional banking industry in the Company’s market is very competitive, with many similarly situated competitors. Public disclosure of the Company’s internal EPS targets would give an advantage to our competitors. For example, a forecast of slow or negative earnings growth could reasonably be interpreted as an indication that the Company is retreating from certain markets, anticipates slow growth in new loans or increased credit losses. On the other hand, if the Company is forecasting robust earnings growth, a competitor might assume that the Company intends to aggressively price its loans or expand into new product lines. Either way, our competitors would have insight into the Company’s competitive situation and we believe this would likely harm our competitive position.

Disclosure of the EPS target for the previous year in a proxy statement would have the effect of forcing the Company to provide guidance after the actual EPS results for the previous year have been disclosed, when the information is no longer pertinent. This provides no value to investors.

In addition, the performance targets are not material to understanding the NEOs’ compensation arrangements. The Company discloses that operating EPS is the primary component of the annual incentive plan and the Company describes how the actual performance with respect to the EPS target is used to calculate the NEOs’ incentive payouts. Disclosure of the targets does not inform investors of the degree of difficulty in achieving any payout level and any specific target payout depends on a number of factors, including external economic conditions that are outside the control of the Company or the NEOs.

We do disclose for each of the preceding three years the extent to which the EPS target was achieved and the percentage payout of the target incentive. In 2006, the payout was 75% of the target incentive and in 2007 and 2008, there was no payout of the target incentive. We believe this information demonstrates to investors that our Board sets performance targets that require significant effort and results in order to achieve. In response to the Staff’s comment, we intend to provide additional disclosure as described above relating to the factors considered by the Board in determining the net income per share target from year to year.

April 8-K

12.    We note your presentation of “tangible common equity to tangible assets”. This ratio appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the

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CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

extent you plan to provide this non-GAAP ratio in the future, the staff notes the following:

  To the extent this ratio is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non- GAAP measure and complying with all of the disclosure requirements.

  To the extent that you plan to disclose this ratio in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

  To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide reconciliation to the most closely comparable GAAP measure.

We concur with the SEC’s finding that “tangible common equity to tangible assets” is a non-GAAP measurement. We have reviewed the requirements of Item 10(e) of Regulation S-K and Regulation G and have determined that this measure may be reported in SEC filings so long as the appropriate disclosures are made. Failure to incorporate the appropriate disclosures in the March 31, 2009 Press Release was an oversight.

We anticipate that we will incorporate this ratio in future earnings releases (filed via Form 8-K) and may consider including this non-GAAP measurement in other filings, such as Form 10-Qs or Form 10-Ks, at some point in the future. Whenever we report these or similar non-GAAP ratios in future filings, we will make the following disclosures regarding calculation and use of such non-GAAP measures:

  A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in according with GAAP,

  A tabular quantitative reconciliation of historical non-GAAP measures presented reconciling the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP,

  A statement disclosing the reasons why management believes that the presentation of non-GAAP financial measure(s) provides useful information to investors regarding our financial condition and results of operations, and

  To the extent material, a statement disclosing the additional purposes, if any, for which we use the non-GAAP financial measure.

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CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

Q1 2009 10-Q

13.    We note disclosure that you do not believe there have been any events in the three months ended March 31, 2009, such as a significant decrease in the fair value of the reporting unit or its underlying assets and liabilities, a significant adverse change in the business climate, or any other indication of impairment, that would trigger a re-measurement of, or result in an impairment of goodwill as of March 31, 2009. However, it appears that your market capitalization is significantly below the book value of your equity and has been for consecutive quarters. In this regard, please explain how you analyzed the difference to conclude that an impairment test is not necessary. In your response, please explain any qualitative and quantitative factors you considered (e.g. reconciliation).

In February 2009, we completed a detailed goodwill impairment analysis as of December 31, 2008. Through that analysis, we estimated there to be a significant cushion from goodwill impairment. This cushion, as discussed in the December 31, 2008 Form 10-K, is the implied fair value of goodwill in excess of the carrying value of goodwill that primarily results from the estimated fair value of our loans receivable portfolio in management’s step two analysis of the goodwill impairment evaluation. We stratified our portfolio into sixty-eight loan pools that shared common characteristics, namely loan type, payment terms, and whether the loans were performing or non-performing. Each loan pool was discounted at a rate that considers current market interest rates, credit risk, and assumed liquidity premiums required based upon the nature of the underlying pool. Due to the disruption in the financial markets experienced during 2008 and continuing through the first quarter of 2009, the liquidity premium reflects the reduction in demand in the secondary markets for all grades of non-conforming credit, including those that are performing.

At the quarter ended March 31, 2009, management contemplated the impairment indicators included in SFAS No. 142, Goodwill and Other Intangible Assets, paragraphs 26-29, and SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets, paragraph 8, such as whether there was:

  A significant adverse change in legal factors or in the business climate

  An adverse action or assessment by a regulator

  Unanticipated competition

  A loss of key personnel

  A more-likely-than-not expectation that a reporting or a significant portion of a reporting unit will be sold or otherwise disposed of

  Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

  A significant decrease in the market price of a long-lived asset (asset group)

  A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

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CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

Additionally, we considered the assumptions and results utilized in our December 31, 2009 assessment of goodwill in relation to conditions existing as of March 31, 2009. In conjunction with our current and forecasted assessment of our Company and industry, we concluded that there was not a triggering or otherwise material event(s) that would require an interim goodwill impairment test.

To support this position, we noted that during the quarter our stock price fluctuated from a high of $14.36 on January 2, 2009, to a low of $6.91 on March 9, 2009, ending at $9.06 on March 31, 2009, followed by a rise to $11.60 on April 13, 2009 and $12.11 on May 8, 2009. We assume that the volatility in the stock price corresponds to the expected volatility in or the discount rate utilized to fair value our loans receivable portfolio. In other words, a decrease in the estimated fair value of the reporting unit (step 1 analysis) would be mitigated by the increased discount to the loan portfolio (step 2 analysis). Also, while we acknowledge the decrease in our stock price since the previous quarter-end, stock price is only one of the variables utilized in the market valuation component to estimate the fair value of the Community Banking reporting unit.

Additionally, in our review of the events or changes during the quarter and as of quarter-end, we concluded that there would not be significant adjustments to the other assumptions utilized in the December 31, 2008 goodwill impairment analysis, such as the future estimated cash flows of the reporting unit or the discount rate we used to value the Company under the income approach, or the fair value adjustments applied to the Company’s other identifiable assets and liabilities, that would materially impact the goodwill impairment cushion determined at December 31, 2008.

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CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

EXHIBIT A

[CONFIDENTIAL TREATMENT REQUESTED BY UMPQUA HOLDINGS CORPORATION:

All information redacted—Table of Summary of Appraised Values and Charge-offs]

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CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

EXHIBIT B

[CONFIDENTIAL TREATMENT REQUESTED BY UMPQUA HOLDINGS CORPORATION:

All information redacted—Support for pricing of trust preferred securities]

SEC000030

CONFIDENTIAL TREATMENT REQUESTED
BY UMPQUA HOLDINGS CORPORATION

In connection with responding to your comments the company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the

  Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses fully address the Staff’s comments. If you have any questions about these responses, please contact Ronald Farnsworth at (503) 727-4108.

Respectfully,

/s/ Ronald L. Farnsworth
Ronald L. Farnsworth
Executive Vice President/Chief Financial Officer and
Principal Financial Officer
Umpqua Holdings Corporation

June 23, 2009

SEC000031